UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Chindata Group Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share
(Title of Class of Securities)

16955F107**
(CUSIP Number)

February 10, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “CD.” Each ADS represents two Class A ordinary shares. No CUSIP number assigned to the Issuer’s Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.:	16955F107

(1)	NAME OF REPORTING PERSONS
Jing Ju
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
30,936,639 Class A Ordinary Shares (See item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
30,936,639 Class A Ordinary Shares (See item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,936,639 Class A Ordinary Shares (See item 4)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.2% (See item 4)
(12)	TYPE OF REPORTING PERSON
IN

CUSIP NO.:	16955F107

(1)	NAME OF REPORTING PERSONS
Abiding Joy Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
30,936,639 Class A Ordinary Shares (See item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
30,936,639 Class A Ordinary Shares (See item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,936,639 Class A Ordinary Shares (See item 4)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.2% (See item 4)
(12)	TYPE OF REPORTING PERSON
CO

Item 1(a).	Name of Issuer:

Chindata Group Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 47 Laiguangying East Road, Chaoyang District, Beijing, 100012, The People’s Republic of China

Item 2(a).	Name of Person Filing:

(i) Jing Ju; and

(ii) Abiding Joy Limited (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Jing Ju
Floor 2, Legend Centre, Building 11, GOME The No.1 City, No.2 Courtyard of Youth Road Xili, Chaoyang District, Beijing
People’s Republic of China

For Abiding Joy Limited
Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town Tortola
British Virgin Islands

Item 2(c).	Citizenship or Place of Organization:

Jing Ju — The People’s Republic of China

Abiding Joy Limited — The British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.00001 per share, of the Issuer

The Issuer’s ordinary shares consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances

Item 2(e).	CUSIP Number:

16955F107

This CUSIP number applies the American Depositary Shares (“ADSs”) of the Issuer, each ADS represents two Class A ordinary shares. No CUSIP number assigned to the Issuer’s Class A ordinary shares.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

					Number of shares as to which such person has(4):
Reporting Person	Amount Beneficially Owned		Percent of Class(1)	Percent of Aggregate Voting Power(2)(4)	Sole Power to Vote or Direct the Vote		Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
Jing Ju	30,936,639	(3)(4)	4.2%	0.6%	30,936,639	(3)	0	30,936,639	(3)	0
Abiding Joy Limited	30,936,639	(3)(4)	4.2%	0.6%	30,936,639	(3)	0	30,936,639	(3)	0

Notes:

(1)	The percentage of class of securities beneficially owned by each Reporting Person is based upon a total of 730,800,606 ordinary shares (being the sum of 401,576,883 Class A ordinary shares and 329,223,723 Class B ordinary shares) of the Issuer outstanding as of December 31, 2022 as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

(2)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of 401,576,883 Class A ordinary shares and 329,223,723 Class B ordinary shares of the Issuer outstanding as of December 31, 2022. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)	Consists of 30,936,639 Class A ordinary shares held by Abiding Joy Limited, a British Virgin Islands Company wholly-owned by Mr. Jing Ju.

(4)

On December 13, 2022, the Company announced its decision to remove Mr. Jing Ju as a director of the Company, effective as of December 13, 2022, upon which (a) all of the Class B ordinary shares of the Company held by Mr. Jing Ju through Abiding Joy Limited were automatically converted into the Class A ordinary shares of the Company, and (b) the Company elected to repurchase (i) 708,395 vested Class B ordinary shares of the Company and 708,395 vested Class A ordinary shares of the Company held by Abiding Joy Limited under the Company’s 2020 Share Option Plan, and (ii) 4,250,374 unvested Class A ordinary shares of the Company held by Abiding Joy Limited under the Company’s 2020 Share Plan (collectively, the “Decision”).

This report is prepared according to the information contained in the Company’s register of members as of December 31, 2022, which takes into account changes to the beneficial ownership of Mr. Jing Ju as a result of the actions taken by the Company pursuant to the Decision.  It is Mr. Jing Ju’s position that the Decision and the underlying reasons therein are entirely groundless and the actions taken by the Company as a result of the Decision are invalid and an illegal misappropriation of Mr. Jing Ju’s assets. For the avoidance of doubt, this report is filed by Mr. Jing Ju solely to comply with his regulatory obligations and without any admission as to accuracy of the Company’s register of members as of December 31, 2022 or the legitimacy of the Decision and the actions taken by the Company.  Mr. Jing Ju strongly condemns the unilateral and baseless actions taken by the Company and is currently seeking legal advice on the subject matter.  For the time being Mr. Jing Ju reserves his right to take all necessary legal action to protect his legitimate rights and interests including an action to rectify the wrongful Decision. The information contained in this report may change subject to the outcome of the dispute between Mr. Jing Ju and the Company.

Item 5.	Ownership of Five Percent or Less of a Class:

As of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on February 11, 2021 by the Reporting Persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

Jing Ju	/s/ Jing Ju
Jing Ju

Abiding Joy Limited	By:	/s/ Jing Ju
	Name:	Jing Ju
	Title:	Director